Exhibit 99.2

ORGANIGRAM HOLDINGS INC.

(the “Corporation”)

Annual General and Special Meeting of Shareholders

Held on February 28, 2023

REPORT OF VOTING RESULTS

Pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, this report describes the matters decided at the 2022 Annual General and Special Meeting of Shareholders of the Corporation held on February 28, 2023 (the “Meeting”). All matters voted upon at the Meeting were voted upon by proxy or virtually at the meeting. Full details of the matters are set out in the Corporation’s management information circular dated January 16, 2023, which is available on SEDAR at www.sedar.com. and on EDGAR at www.sec.gov.

1.	ELECTION OF DIRECTORS

Each of the following individuals were elected as directors of the Corporation for a term expiring at the conclusion of the next annual meeting of shareholders of the Corporation, or until their successors are elected or appointed. The voting results were as follows:

Nominee	# Votes For	% of Votes For	# Votes Against	% of Votes Against
Peter Amirault	98,455,032	98.343%	1,658,409	1.657%
Beena Goldenberg	98,528,461	98.417%	1,584,979	1.583%
Dexter John	94,675,979	94.569%	5,436,666	5.431%
Geoffrey Machum	97,875,819	97.765%	2,237,622	2.235%
Ken Manget	93,915,178	93.810%	6,197,468	6.190%
Sherry Porter	97,991,875	97.881%	2,121,567	2.119%
Stephen Smith	93,508,742	93.404%	6,603,905	6.596%
Marni Wieshofer	94,355,993	94.250%	5,756,653	5.750%
Simon Ashton	87,460,097	87.361%	12,653,346	12.639%

2.	APPOINTMENT OF AUDITOR

KPMG LLP was appointed as the auditor of the Corporation until the next annual meeting of the shareholders of the Corporation or until its successor is appointed and the directors of the Corporation were authorized to fix the remuneration of such auditor. The voting results were as follows:

# Votes For	% Votes For	# Votes Withheld	% Votes Withheld
140,837,714	96.965%	4,408,718	3.035%

3.	Re-Approve the 2020 Equity Incentive Plan

The long-term omnibus equity incentive plan originally adopted by the board of directors of the Corporation on January 23, 2020, and then again on January 16, 2023, was re-approved. According to the final scrutineer report, the voting results were as follows:

# Votes For	% Votes For	# Votes Against	% Votes Against
88,411,332	88.311%	11,702,110	11.689%

4.	Approval of Articles of Amendment to Delete the Preferred Shares from the Authorized Share Capital of the Company

The articles of amendment conditionally approved by the board of directors, subject to shareholder approval, were approved. According to the final scrutineer report, the voting results were as follows:

# Votes For	% Votes For	# Votes Against	% Votes Against
98,155,467	98.044%	1,957,975	1.956%

5.	Approval of Articles of Amendment to Effect a Consolidation of the Issued and Outstanding Common Shares of the Company

The articles of amendment conditionally approved by the board of directors, subject to, among other things, shareholder approval, were approved. According to the final scrutineer report, the voting results were as follows:

# Votes For	% Votes For	# Votes Against	% Votes Against
132,648,239	91.326%	12,598,193	8.674%

Dated this 28th day of February, 2023.

ORGANIGRAM HOLDINGS INC.

By:	“Beena Goldenberg”
Name: Beena Goldenberg
Title: Chief Executive Officer